Mail Stop 3561

 					December 23, 2005



Mr. Steven Paladino
Executive Vice President and Chief Financial Officer
Henry Schein, Inc.
135 Duryea Road
Melville, NY 11747

	Re:	Henry Schein, Inc.
		Form 10-K for Fiscal Year Ended December 25, 2004
      Filed March 4, 2005
      Forms 10-Q for Fiscal Quarters Ended
      March 26, 2005, June 25, 2005, and September 24, 2005
		File No. 0-27078

Dear Mr. Paladino:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 25, 2004

Note 7. Business Acquisitions and Divestiture, page 59
1. Reference is made to your disclosure that in connection with your purchase of the Demedis Group, you agreed to divest the portion of the business known as "M&W" shortly after the consummation of the acquisition, with such divestiture to be effected through exercising a put option back to the previous owners. Please tell us the business reasons for structuring the transaction this way. While we understand that the German regulatory authorities would not permit you to acquire M&W, we are interested to understand your business reasons for buying M&W, only to turn around and put M&W back to the seller within one month, rather than excluding M&W from the initial purchase altogether. Please tell us the amount of the original purchase price attributable to M&W and how this amount compares to the amount at which M&W was put back to the seller. To the extent there was any difference between the original purchase price attributable to M&W and the amount you received when you put M&W back to the seller, please tell us in detail your basis in GAAP for treating such difference as an adjustment to the purchase price for the rest of the Demedis Group. Ensure you cite in your response the specific authoritative literature on which you relied in determining your accounting.
2. Reference is made to your disclosure that as part of the agreement to divest M&W, upon subsequent resale of M&W, you received a certain share of the net sale proceeds equal to $32.4 million. Please tell us your basis in GAAP for accounting for the proceeds received as a reduction in the purchase price for the Demedis Group, including the specific authoritative literature on which you relied in determining the proper accounting.
3. Based on your disclosure, we understand that in connection with your pending acquisition of the Demedis Group`s business in Austria, you have prepaid to the seller EUR 11.0 million. We also understand that if you fail to obtain regulatory approval for this acquisition, you may incur a shortfall between the EUR 11.0 million you prepaid, and the amount that will be returned to you. Please tell us the specific conditions under which you would not be refunded the entire
EUR 11.0 million that was prepaid. Also tell us your basis in GAAP for accounting for any such shortfall as an addition to goodwill of the Demedis Group.


Note 8. Debt, page 61

4. Please tell us how you are accounting for the embedded conversion feature present in your convertible debt. In particular, tell us whether you have bifurcated the embedded conversion feature from the host contract and accounted for it as a mark-to-market derivative liability under SFAS 133 and why or why not.
   In this regard, based on our understanding of the terms of the convertible debt, it would appear that the embedded conversion feature meets the three criteria in paragraph 12 of SFAS 133 for bifurcation from the host contract. If you disagree, please advise us in detail as to how you arrived at your conclusion.
   Moreover, once bifurcated from the host contract, it would appear that the embedded conversion option should be treated as a mark-to-market derivative liability pursuant to the guidance in SFAS 133 regarding accounting for derivative instruments, unless the embedded conversion option qualifies for the paragraph 11(a) scope exception.
If you believe the conversion option qualifies for the paragraph 11(a) scope exception, please tell us in detail how you arrived at this conclusion. In crafting your response, please note that this scope exception is a two step test, and both steps must be met to qualify.
   The first step is to determine whether the instrument is indexed to a company`s own stock. Since exercise of the conversion option in this case is contingent on certain events, please tell us whether the instrument is still considered to be solely indexed to the company`s own stock. Refer to EITF 01-6 for guidance in analyzing whether the conversion option is indexed solely to the company`s own stock.
   The second step is to determine whether the embedded conversion option would be classified in stockholders` equity if it were a freestanding instrument. To determine such classification, the instrument must be analyzed under EITF 00-19, unless the instrument qualifies for the scope exception in paragraph 4 of EITF 00-19. Based on the fact that the holder of the notes may realize the value of the conversion option in a variable number of shares, we do not believe that the conventional convertible exception applies. We also believe the fact that the holder will realize the value of the conversion option in a combination of cash and shares precludes characterization as conventional convertible. If you disagree, please tell us in detail how you arrived at this conclusion. If you agree that the instrument does not qualify for the conventional convertible exception, but you nonetheless believe that the embedded conversion option would be classified as equity if freestanding, please tell us in detail why you believe you meet each of the criteria in paragraphs 12 through 32 of EITF 00-19, all of which must be met in order for the instrument to be classified in equity. In light of 1) the potentially infinite number of shares which could be required in order to settle the conversion with the holder, and 2) the additional interest/liquidated damages that you must pay in the event of a registration default event, as defined, we are particularly interested to understand your analysis under paragraphs
14 through 24 of EITF 00-19.

	We may have further comment after reviewing your response.



Item 9A. Controls and Procedures, page 79
5. We note your principal executive and financial officers concluded that your disclosure controls and procedures were effective, "to ensure that all material information required to be disclosed by [you] in reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported as specified in the SEC`s rules and forms." Please revise future filings to also state, if true, whether the same officers concluded the controls and procedures were effective in "ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See Exchange
Act Rule 13a-15(e). Additionally, please confirm to us that your conclusion regarding effectiveness would not change had such statements been included in this filing.
6. In future filings, please revise your disclosure regarding changes in internal control over financial reporting to identify any changes, rather than only significant changes, in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K. Additionally, given this change, please confirm to us that there were no changes in internal control over financial reporting during the fourth fiscal quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Form 10-Q for Fiscal Quarter Ended March 26, 2005

Item 4. Controls and Procedures, page 28

Changes in Internal Control Over Financial Reporting, page 28
7. Please revise your future filings to remove all qualifying language from your disclosure regarding changes in internal control over financial reporting. You should state clearly whether or not there were any changes during the quarter.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Staff Accountant Sarah Goldberg at (202)
551-
3340, or in her absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.

								Sincerely,


								George F. Ohsiek, Jr.
								Branch Chief


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Mr. Paladino
Henry Schein, Inc.
December 23, 2005
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